goldcorp inc.












                                    GOLDCORP




Management's Discussion & Analysis
2001 Consolidated Financial Statements

CONTENTS
MANAGEMENT'S DISCUSSION & ANALYSIS
Overview ...........................................1
Consolidated Financial Results of Operations........3
Operational Review..................................6
Liquidity and Capital Resources.....................8
Risks & Uncertainties...............................9
Outlook............................................11

2001 CONSOLIDATED FINANCIAL STATEMENTS
Auditor's Report...................................12
Consolidated Financial Statements..................13
Notes to Consolidated Financial Statements.........17


Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

This MD&A contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp's expectations are disclosed in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

                                                                 GOLDCORP INC. 1


MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FEBRUARY 2002

The Management's Discussion and Analysis ("MD&A") reviews the business of Goldcorp Inc. ("Goldcorp" or the "Company") and compares its financial results for 2001 with those of the previous two years. In order to get a comprehensive understanding of the Company's financial condition and results of operations, it is best to read the MD&A together with our consolidated financial statements and accompanying notes starting on page 13. The auditors' report to the shareholders is on page 12.

Goldcorp's consolidated financial statements are expressed in United States ("US") dollars. All monetary amounts in this report are in US dollars, except where otherwise indicated.

Goldcorp's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on our results of operations and financial position. The reconciling items are detailed in Note 18 to the consolidated financial statements (page 30).

The MD&A has the following sections:

o The Overview provides a summary of Goldcorp's financial results, operating performance and financial condition.
o The Consolidated Financial Results section analyses revenues, expenses, other income and earnings.
o The Operational Review discusses operating results by business unit or mine.
o The Liquidity and Capital Resources section describes Goldcorp's cash position, investing activities and the strength of our balance sheet.
o The Risks and Uncertainties section identifies the major risk factors of our business and the risk management programs in place to mitigate the exposures.
o The Outlook focuses on 2002, providing a view on markets, mine production and costs, exploration and development expenditures, earnings and cash flow.

The MD&A includes certain forward-looking statements. Please read the cautionary note on the inside cover of this report.

OVERVIEW

Goldcorp is a North American based gold producer. We own and acquire properties, we explore for precious metals, we develop mines and produce mostly gold. We aim to operate safely, with due regard to our social and ethical responsibilities. We are focused on delivering value to our shareholders. By market capitalization, we are in the top ten of gold producers globally. Goldcorp is listed on the New York and Toronto stock exchanges.

Our Red Lake Mine, located in northwestern Ontario, Canada, is one of the highest-grade gold deposits in the world. It produced over 500,000 ounces of gold in 2001, the largest producing gold mine in Canada. We also produce gold at our Wharf Mine in the historic Lead Mining area in the Black Hills of South Dakota, USA.

In addition, we own an industrial minerals operation in Saskatchewan, Canada, which produces sodium sulphate used primarily in the detergent industry.

2 GOLDCORP INC.


Our operating and financial results for the year ended December 31, 2001 were very good. We established record highs for gold production, cash flow and earnings, and record lows for production costs. We met or exceeded all previous Company forecasts. The improvement over the prior years is a result of a successful full year of operations following the re-opening of our Red Lake Mine in August of 2000.

For 2001, Goldcorp had revenues of $165.7 million and earnings of $52.8 million. This represents earnings per share of $0.64 ($0.63 diluted), compared with a loss of $0.24 per share in 2000, and earnings of $0.14 per share in 1999. Cash flow from operations was $95.6 million ($1.16 per share), a significant increase from $7.5 million ($0.09 per share) for 2000, and $1.9 million ($0.02 per share) for 1999.

Goldcorp is in excellent financial condition. The Company is generating strong earnings and free cash flow. At December 31, 2001, we had $78.1 million in cash and short-term investments and gold bullion inventory of 35,000 ounces worth $9.7 million, based on the year-end gold price. The Company has no debt, either on or off the balance sheet. Goldcorp's production is unhedged, which allows our shareholders to participate fully in a rising gold price environment, while the low cost of production at the Red Lake Mine provides protection against a declining gold price.

During 2001, we instituted a dividend policy, providing dividend payments that totalled $0.20 per share, which translates into a yield, based on Goldcorp's year-end share price, of approximately 1.6%.

FINANCIAL RESULTS
(in millions of US dollars, except per share amounts)

                                          2001           2000            1999
--------------------------------------------------------------------------------
Revenue                                $   165.7      $    61.3       $    51.7

Operating cash flow                         95.6            7.5             1.9
Per Share: Basic                            1.16           0.09            0.02
           Diluted                          1.14           0.09            0.02

Earnings (loss)                        $    52.8      $   (19.3)      $    10.6
Per Share: Basic                            0.64          (0.24)           0.14
           Diluted                          0.63          (0.24)           0.14

Realized gold price ($/oz)             $     271      $     278       $     278
Actual average gold price ($/oz) 1           271            279             279
--------------------------------------------------------------------------------

1 The London PM fix average gold price for the year.

                                                                 GOLDCORP INC. 3

OPERATING RESULTS
(in US dollars, except actual production ounces)

                                             2001              2000              1999
---------------------------------------------------------------------------------------
Gold Production (oz)
Red Lake Mine                              503,385            85,115                 --
Wharf Mine                                 104,018            93,814            107,221
---------------------------------------------------------------------------------------
Total                                      607,403           178,929            107,221

Production costs ($/oz)

Red Lake Mine
Cash cost                                 $     59               N/A                N/A
Non-cash cost                                   33               N/A                N/A
---------------------------------------------------------------------------------------
Total cost                                $     92               N/A                N/A

Wharf Mine
Cash cost                                 $    212          $    223           $    204
Non-cash cost                                    6                18                 16
---------------------------------------------------------------------------------------
Total cost                                $    218          $    241           $    220

Average
Cash cost                                 $     85          $    223           $    204
Non-cash cost                                   29                18                 16
---------------------------------------------------------------------------------------
Total cost                                $    114          $    241           $    220
---------------------------------------------------------------------------------------


CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS

Commercial production at Red Lake began on January 1, 2001, with actual mining of the high-grade ore commencing in August 2000. The production from Red Lake has had a significant impact on the Company's financial position and operating results for the year ended December 31, 2001, and the comparisons with prior periods, as reflected below.

Cash flow from operations for 2001 was $95.6 million ($1.16 per share), compared with $7.5 million ($0.09 per share) for 2000, and $1.9 million ($0.02 per share) for 1999. Earnings for 2001 were $52.8 million ($0.64 per share), compared with a loss of $19.3 million ($0.24 per share) for 2000, and earnings of $10.6 million ($0.14 per share) for 1999.

Revenues of $165.7 million for 2001 were up 170% from 2000 and up 220% from 1999. Cash and short-term investments, at December 31, 2001, totalled $78.1 million, compared with $17.2 million for 2000, and $46.8 million for 1999.

Gold production for 2001 was 607,403 ounces at a consolidated cash cost of $85 per ounce sold. This compares with production of 178,929 ounces at a cash cost of $223 per ounce sold for 2000, and production of 107,221 ounces at a cash cost of $204 per ounce sold for 1999. In its first full year of commercial production following its re-opening, the Red Lake Mine produced 503,385 ounces of gold at a cash cost of $59 per ounce sold. In 2001, the Wharf Mine produced 104,018 ounces at a cash cost of $212 per ounce sold, compared with 93,814 ounces at a cash cost of $223 per ounce sold for 2000, and 107,221 ounces at a cash cost of $204 per ounce sold for 1999.

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4 GOLDCORP INC.


REVENUES

Goldcorp's revenues consist of sales of gold bullion and industrial minerals. Revenues are recognized when title passes to the purchaser, in accordance with both Canadian and US GAAP. Gold bullion is sold to financial institutions or recognized precious metals trading houses on a spot basis.

(in millions of US dollars)               2001          %          2000         %            1999
                                                   Change                  Change
--------------------------------------------------------------------------------------------------
Revenues
   Gold bullion                        $  157.3      219.7%      $  49.2       65.1%       $  29.8
   Industrial minerals                      8.4      (30.6%)        12.1      (44.7%)         21.9
--------------------------------------------------------------------------------------------------
Total                                  $  165.7      170.3%      $  61.3       18.6%       $  51.7
--------------------------------------------------------------------------------------------------

The increased gold revenue is due to the volume of gold ounces produced by the Red Lake Mine, despite lower average gold prices in 2001 compared to the prior two years.

Revenues from industrial minerals have been decreasing over the last three years. In 1999, we divested the Havelock Lime business and in 2000 we closed the Ingebrigt sodium sulphate facility in response to falling market demand and rising energy costs.

EXPENSES

Operating expenses were $56.6 million for 2001, compared with $47.3 million for 2000, and $35.5 million for 1999 (excluding $6.5 million relating to the divested lime business). The Red Lake Mine was under development and construction in 1999 and started production in August 2000. Total operating expenses of $56.6 million represent a better base line for evaluating future operating performance as they include the first full year of operations at Red Lake Mine.

Goldcorp's consolidated cash cost of $85 per ounce is one of the lowest in the world. This is largely due to the high grade of our reserves at the Red Lake Mine, which allows us to recover significantly more gold from each ton of ore mined. An operational review by business unit or mine follows on page 6.

Depreciation, depletion and reclamation expenses at $20.6 million are largely recorded on a unit-of-production basis. The increase over past years is due to higher gold production from the Red Lake Mine and an additional provision of $3.6 million in 2001 for reclamation costs at the Golden Reward Mine. The Golden Reward Mine has been on care and maintenance since production ceased in 1996. Reclamation of the site has started.

Goldcorp is continuing to explore for gold at our Red Lake Mine as well as on our large land holdings in the Red Lake District. Exploration costs incurred before establishing that an area has reserves, which have the potential of being economically recoverable, are charged to earnings. During 2001, our total exploration expenditures were $14.4 million, compared with $7.7 million for 2000, and $3.5 million for 1999. Of the $14.4 million spent in 2001, $4.6 million was charged to earnings.

Corporate administration expense for 2001 was $5.1 million, similar to 2000, and $1.8 million higher than 1999. The 2000 launch of a corporate initiative called "The Challenge" accounted for approximately $1.0 million of the increase in 2000, and $0.4 million in 2001. The Challenge was an internet-based contest offering cash prizes to participants who submitted exploration proposals outlining where the next high-grade ore deposit in the Red Lake District could be found. Other increases during 2000 and 2001 largely related to additional corporate overhead due to the start of operations at the Red Lake Mine.

                                                                 GOLDCORP INC. 5


In 2000, Goldcorp undertook some significant restructuring steps that resulted in pre-tax charges against earnings of approximately $27 million, including the following:

o Settlement of the strike at the Red Lake Mine which is no longer unionized (Note 9; page 21).
o Writedown of asset values and an increase in reclamation liability at the Wharf Mine (Note 6; page 19).
o    Closure of the Ingebrigt sodium sulphate plant (Note 6; page 19).
o    Simplification of the corporate and share structure (Note 8; page 20).

OTHER INCOME (EXPENSE)

Interest and other income for 2001 was $2.8 million, compared with $2.3 million for 2000, and $1.7 million for 1999. Interest income increased, despite lower interest rates, as a result of larger cash balances in 2001.

In 1999, Goldcorp sold the Havelock Lime business. The sale of Havelock Lime resulted in a pre-tax gain of $11.7 million (Note 10; page 21).

Goldcorp invests in the marketable securities of exploration and junior mining companies. These investments offer opportunities for participating in new properties. This portfolio of investments is carried at the lower of cost or current market value. During 2001, the Company recorded a net loss related to its marketable securities of $0.6 million, compared to a loss of $0.6 million for 2000, and a loss of $1.5 million for 1999.

INCOME TAXES

In 2001, a tax provision of $28.2 million was recorded on earnings before taxes of $81.0 million, compared with a recovery of $6.0 million on a loss before taxes of $25.3 million for 2000, and a provision of $3.4 million on earnings before taxes of $14.0 million for 1999. Included in the 2001 provision was a one-time reduction of $2.6 million as a result of recent changes to the Ontario income tax rate. On a cash basis, the Company had sufficient tax deductions to offset its earnings for tax purposes. Income and mining taxes for the Company are detailed in Note 12 on page 25.

EARNINGS (LOSS) FOR THE YEAR

Goldcorp generated record earnings of $52.8 million for 2001, largely as a result of the exceptional performance of the Red Lake Mine, compared with a loss of $19.3 million for 2000, and earnings of $10.6 million for 1999. The net profit margin, which is defined as earnings as a percentage of revenue, was 32%. The return on average equity was 37%. Earnings per share for 2001 were $0.64 per share ($0.63 diluted), compared to a loss of $0.24 per share and earnings of $0.14 per share, on both a basic and diluted basis, for 2000 and 1999, respectively.

Goldcorp believes that gold is equivalent to money. Gold bullion holdings at year-end increased to 1.1 tonnes or 35,000 ounces (5,500 ounces in 2000). The market for gold is liquid and there is an established international price. We believe that our performance should be measured with gold bullion recorded at its net realizable value, which more accurately reflects the results of our production activities and eliminates income fluctuations caused by changes in inventory levels. Had all of our gold bullion holdings been sold, earnings per share would have increased from $0.64 to $0.68 per share, while cash flow per share would have increased from $1.16 to $1.26 per share.

6 GOLDCORP INC.

QUARTERLY DATA (unaudited)
(in millions of US dollars, except per share amounts)

                                            March                  June                September               December
                                       ---------------        --------------       ---------------         ---------------
                                       2001       2000        2001      2000        2001       2000        2001       2000
--------------------------------------------------------------------------------------------------------------------------
Revenue                            $   48.3   $   10.4    $   43.8   $   8.2    $   34.6   $   17.0    $   39.0   $   25.7
Earnings (loss)
   from operations                     25.5       (0.8)       21.9      (9.2)       15.0       (1.1)       16.4      (15.9)
Earnings (loss)                        14.7         --        15.3      (5.6)       10.6       (0.2)       12.2      (13.6)
Earnings (loss) per share:
  Basic                                0.18         --        0.19     (0.07)       0.13         --        0.15      (0.17)
  Diluted                              0.18         --        0.18     (0.07)       0.13         --        0.14      (0.17)
Cash flow from operations              28.4        7.2        26.6      (7.0)       17.9       (1.4)       22.7        8.7
Cash flow per share:
   Basic                               0.35       0.09        0.32     (0.09)       0.22      (0.02)       0.28       0.11
   Diluted                             0.34       0.09        0.32     (0.09)       0.21      (0.02)       0.27       0.11
--------------------------------------------------------------------------------------------------------------------------


OPERATIONAL REVIEW

RED LAKE MINE

Operating Data                                         2001                2000
--------------------------------------------------------------------------------
Tons of ore milled                                  246,618             74,148
Tons of ore milled per calendar day                     676                403 2
Average mill head grade (ounces per ton)               2.26               1.57
Average recovery rate                                 88.5%              86.7%
Ounces of gold produced                             503,385             85,115
Ounces of gold sold                                 477,120             82,850
Operating cost per ounce
   Cash production cost                            $     59                N/A
   Non-cash cost                                         33                N/A
--------------------------------------------------------------------------------
Total operating cost                               $     92                N/A
================================================================================

FINANCIAL DATA
(in millions of US dollars)

                                         2001           2000              1999
--------------------------------------------------------------------------------
Revenues                             $  129.6       $   22.9           $    --
Operating profit                         85.2           (4.3)             (3.7)
Operating margin (%)                      66%           (19%)               N/A
Operating cash flow                     101.0           (0.5)             (3.2)
--------------------------------------------------------------------------------

The Red Lake Mine had an outstanding year. In its first full year of commercial production following its re-opening, the Red Lake Mine produced 503,385 ounces of gold at a cash cost of $59 per ounce and a total cost of $92 per ounce. This compares with an average cash cost in the gold industry during the first nine months of 2001 of $178 per ounce 3. The safety and environmental performance was good and is improving continuously.

---------------------

2 Tons of ore milled per calendar day in 2000 calculated by dividing tons milled by total days in 2nd half of the year.

3 According to Gold Fields Mineral Service Ltd.

                                                                 GOLDCORP INC. 7


The feasibility study completed in 1998, prior to the development of the Red Lake Mine, projected average annual production of 240,000 ounces at a cash cost of $88 per ounce. The 110% increase in production and the 33% decrease in cash costs in 2001 over the amounts in the feasibility study were attributable to a better than anticipated grade, higher production rates, better recoveries and the extraction of greater tonnage than indicated from previous studies. The production of 503,385 ounces includes 16,355 ounces from concentrate. A further 33,000 ounces in concentrate remained in stockpile at year-end.

The Red Lake Mine generated an operating profit of $85.2 million for 2001 and is the key value driver in Goldcorp. The operating margin of 66% is amongst the highest in the industry.

The exploration effort is achieving successes. All ore reserve material extracted in 2001 has been replaced with new ore reserves. At December 31, 2001, proven and probable reserves were estimated at 3.2 million tons of ore at a grade of 1.34 ounces per ton (opt) (46 grams per tonne (gpt)) for 4.3 million contained ounces of gold. The high-grade ore reserves in these estimates included 1.9 million tons of ore at an average grade of 2.05 opt (70 gpt), equating to approximately 3.8 million ounces of gold.

For 2002, the focus is on exploration both at the Red Lake Mine and in the Red Lake District. The Red Lake Mine's reserves and resources, exploration plans and operating targets will be discussed in greater detail in our report titled "2002 Overview".

WHARF MINE

OPERATING DATA                                              2001                2000                1999
---------------------------------------------------------------------------------------------------------
Tons of ore mined (000's)                                  4,345               4,108               4,071
Tons of waste removed (000's)                              7,423               6,917               7,928
Ratio of waste to ore                                     1.71:1              1.68:1              1.95:1
Tons of ore processed (000's)                              4,217               4,161               4,144
Average grade of gold processed (ounces per ton)           0.030               0.031               0.033
Ounces of gold produced                                  104,018              93,814             107,221
Ounces of gold sold                                      100,616              93,158             106,602
Operating cost per ounce
   Cash production cost                                 $    197            $    207            $    186
   Royalties and severance taxes                              15                  16                  18
---------------------------------------------------------------------------------------------------------
   Total cash cost                                           212                 223                 204
   Non-cash cost                                               6                  18                  16
---------------------------------------------------------------------------------------------------------
Total operating cost                                    $    218            $    241            $    220
=========================================================================================================


FINANCIAL DATA
(in millions of US dollars)
                                                            2001                2000                1999
Revenues                                                 $  27.7             $  26.3             $  29.8
Operating profit (loss)                                      5.1               (11.1)                5.8
Operating profit before writedown                            5.1                 3.2                 5.8
Operating margin (%)                                         18%                 42%                 19%
Operating cash flow                                          6.0                 6.4                 7.5



The site management is focused on tightly controlling operating costs and planning the reclamation program for the Wharf Mine and the adjoining Golden Reward Mine. During 2000 and 2001, considerable effort was spent in determining and negotiating the extent of reclamation costs and the financial assurance (letters of credit, deposits and surety bonds) required by the State of South Dakota. Note 7 on page 20 discloses further details.

The Wharf Mine generated an operating profit in 2001 of $5.1 million and cash flow from operations of $6.0 million.

8 GOLDCORP INC.

SASKATCHEWAN MINERALS
(in millions of US dollars, operating data in thousands of tons)

OPERATING DATA (in thousands of tons)         2001          2000           1999
--------------------------------------------------------------------------------
Tons produced                                122.2         202.5          228.4
Tons sold                                    120.4         203.7          227.5

FINANCIAL DATA
(in millions of US dollars)
                                              2001          2000           1999
--------------------------------------------------------------------------------
Revenues                                    $  8.4       $  12.1        $  12.9
Operating profit (loss)                        2.0          (4.8)           2.4
Operating profit before write-down             2.0           1.6            2.4
Operating margin (%)                           24%          (40%)           19%
Operating cash flow                            2.2           2.1            3.0

At the current rate of production, Saskatchewan Minerals has a reserve life of over 25 years.

Saskatchewan Minerals has two sodium sulphate plants, the Chaplin plant and the Ingebrigt plant. Chaplin operated at full capacity during 2001 with a record production of 122,244 tons of sodium sulphate. Ingebrigt was placed on care and maintenance at the end of 2000 and did not operate in 2001. This plant was closed for economic reasons, mainly related to high natural gas prices and a declining demand for its product.

Despite the reduction in sales volume, operating margins have improved from 19% in 1999 to 24% in 2001. Operating profit and cash flow increased due to the streamlined operations and a improved customer mix.

LIQUIDITY AND CAPITAL RESOURCES

CASH FROM OPERATIONS

Goldcorp's ability to generate cash has improved significantly since 1999. Cash flow from operations in 2001 was $95.6 million ($1.16 per share), compared with $7.5 million ($0.09 per share) for 2000, and $1.9 million ($0.02 per share) for 1999. The strong cash generating capacity of the Red Lake Mine is reflected in these results.

INVESTING ACTIVITIES

During 2001, $20.8 million was spent in investing activities, of which $16.3 million was in exploration and mine development at the Red Lake Mine. The following table details the capital expenditures by operation.

Capital Expenditures

(in millions of US dollars)                   2001          2000           1999
--------------------------------------------------------------------------------
Red Lake                                   $  16.3       $  37.6        $  28.6
Wharf Mine                                     2.7           1.5            0.8
Saskatchewan Minerals                          0.1           0.4            0.3
Havelock Lime                                  N/A           N/A            0.6
Total                                      $  19.1       $  39.5        $  30.3

An important source of cash in 1999 came from the proceeds on the sale of the Havelock Lime business of $20.6 million. This is presented as an offset to investing activities on the statement of cash flows on page 16.

                                                                 GOLDCORP INC. 9

FINANCING ACTIVITIES

In 2001, Goldcorp paid dividends of $16.4 million to its holders of common shares on the basis of $0.20 per share. Cash raised through the exercise of stock options was $4.7 million, for a net use of cash in financing activities of $11.7 million.

In 2000, an officer of the Company exercised 0.7 million stock options. The Company received as consideration a note secured by the common shares for the total exercise price of $2.4 million. This note, together with all accrued and unpaid interest, will be fully repaid in 2002. Additionally, cash of $3.9 million was raised through the issue of flow-through shares and proceeds on the exercise of stock options.

In 1999, Goldcorp raised $39.9 million in equity to finance the development of the Red Lake Mine. Changes to the capital stock and contributed surplus of the Company are disclosed in Note 11 (page 22).

Goldcorp records no expense upon the issuance of stock options. In December 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870").
Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. Under the new section, additional disclosures are required for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. The effect, on a pro forma basis, of the fair value based accounting method on Goldcorp's earnings per share would have been as follows:

                                         2001             2000             1999
--------------------------------------------------------------------------------
Earnings per share                    $  0.64          $ (0.24)         $  0.14
Calculated stock option cost            (0.02)           (0.03)         $ (0.04)

Proforma earnings per share           $  0.62          $ (0.27)         $  0.10

CASH & FINANCIAL CONDITION

Goldcorp's cash position, which includes liquid short-term investments, increased from $17.2 million at December 31, 2000, to $78.1 million at the end of 2001. Additionally, the Company held gold bullion with a market value of $9.7 million at year-end. Goldcorp's working capital was $88.6 million (gold bullion at cost) as at December 31, 2001. The Company has no debt and has not hedged or sold forward any of its future gold production. We have no outstanding derivative financial instruments related to gold production so that Goldcorp shareholders can fully partake in all market upside, while the Company's low cost of production provides protection against declining gold prices.

There are no off balance sheet financing structures in place other than commitments of $3.5 million over the next four years and relate mostly to operating leases. Also, the Company has provided letters of credit and surety bonds in the amount of $13.7 million for reclamation costs instead of cash deposits.

At December 31, 2001, with the Red Lake Mine's development substantially complete and production ahead of expectations, Goldcorp's balance sheet is sound and the Company financially robust. Goldcorp has no debt financing and, with our current cash balance and projected future cash flow, we are well positioned to fund our operating needs, exploration activities, capital expenditures and to grow our business.

RISKS & Uncertainties

GOLD PRICE

Goldcorp's profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. World-wide gold production levels also affect gold prices. In

10 GOLDCORP INC.

addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Goldcorp is better positioned than most of its competitors in the industry to withstand low commodity prices due to the low production cost per ounce of our Red Lake Mine. A 10% change in the average price of gold in 2001 would have had an impact of $0.12 on the basic earnings per share and $0.19 on cash flow per share.

EXPLORATION AND DEVELOPMENT

The costs and results of Goldcorp's exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development of existing operations and, in the future, through strategic acquisitions. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Based on current production rates, the Red Lake Mine can sustain production from its current reserves and resources for approximately 10 years.

OPERATIONAL

Goldcorp operations are located in Canada and the United States and face little political risk. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Goldcorp works to reduce the mining risks at each of its operations. The Company also maintains adequate insurance to cover normal business risk. The Red Lake Mine currently accounts for most of Goldcorp's gold production and revenue and much of the Company's exploration and development program is focused there. Any adverse development affecting the Red Lake Mine would have an adverse effect on the Company's financial performance and its ability to implement its growth strategy.

ENVIRONMENTAL

Goldcorp's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Goldcorp has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a adverse effect on Goldcorp's financial condition, liquidity or results of operations.

LAWS AND REGULATIONS

Goldcorp's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent and costly to comply with. Goldcorp draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

CURRENCY FLUCTUATIONS

Goldcorp's operating results and cash flow are affected by changes in the US/Canadian dollar exchange rate as substantially all of the revenues are earned in US dollars but the majority of the operating and capital expenditures are in Canadian dollars. A 10% weakening of the Canadian dollar vis-a-vis the US dollar would increase basic earnings per share and cash flow per share by $0.03 and $0.05 per share, respectively.

                                                                GOLDCORP INC. 11

OUTLOOK

The Company anticipates continuing strong operating results in 2002. During the second year of commercial production, following the re-opening of the Red Lake Mine, we are projecting production of 475,000 ounces of gold at a cash cost of less than $70 per ounce and a total cost of under $100 per ounce. This includes 25,000 ounces of gold produced from concentrate in the second half of the year. Average mill head grade is projected to be 2.14 opt (73.1 gpt) with an average recovery rate of 88.6%. The production forecast is based on milling 650 tons per day, down from an average of 676 tons per day during 2001. A decision was made to decrease production modestly in 2002 relative to 2001 to facilitate additional development work in support of our exploration efforts.

The Wharf Mine is anticipated to produce 95,000 ounces in 2002 (at a cash cost of $220 per ounce) and approximately 400,000 ounces of gold in total over the next five years. That would exhaust the current estimated reserves of 17.1 million tons, at a grade of 0.031 opt (1.06 gpt), or about 530,000 ounces of gold, given the mine's expected recovery rate of approximately 78%. The reclamation effort at the Golden Reward Mine is expected to be substantially completed over the next two year period.

For 2002, we are forecasting consolidated production of 570,000 ounces of gold at a cash cost of less than $100 per ounce.

We operate our business to prosper in even the lowest gold price environments. However, we remain optimistic about the long-term prospects for the price of gold. We continue to believe that with low real interest rates, decreasing confidence and rising uncertainty in the equity markets, combined with the potential for a declining US dollar, the historic role of gold as an equivalent of money and the ultimate wealth preserver will once again come to the fore. We remain completely unhedged and debt free and, therefore, would generate stronger cash flow and earnings in a rising gold price environment.

The decline in production from the Red Lake Mine in 2002 relative to 2001 reflects the decision to lower the mining rate to facilitate additional development work in support of our exploration efforts. This additional development will create access points, which will allow systematic exploration for the continuation at depth of all the individual zones, which together make up the High Grade Zone. We anticipate a minor increase in production costs at Red Lake as a result. Relative to 2001, we anticipate higher production costs at the Wharf Mine during 2002.

Our total exploration program is budgeted at $16 million and will focus on the Red Lake Mine, and certain claims we hold in the Red Lake District.

Earnings and cash flow are budgeted at levels similar to the results from 2001 and do not reflect major increases in the world price of gold. During 2001, on a cash basis, the Company had sufficient tax deductions to offset its earnings for tax purposes. However, during 2002, it is anticipated that taxes will be payable on the Company's earnings, with payment to be made in the first quarter of 2003.

We intend to develop further strategies with respect to the potential for increasing our bullion holdings. Goldcorp's balance sheet will remain strong and poised to take advantage of future growth opportunities.

Our separate report titled "Outlook 2002" will provide a more comprehensive discussion of our strategies, targets, reserves and exploration objectives and financial forecasts.

12 GOLDCORP INC.


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
February 7, 2002

                                                                GOLDCORP INC. 13


CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

As at December 31,                                          2001          2000
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and short-term investments                     $  78,104         $17,175
   Gold bullion inventory (note 3)
        (market value: $9,694; 2000 - $1,509)              3,846          1,049
   Accounts receivable                                     2,963          4,549
   Marketable securities (note 4)                          5,942          3,879
   Inventories (note 5)                                   11,588          9,655
   Future income taxes (note 12)                             898            831
   Prepaid expenses                                        1,071          1,023
--------------------------------------------------------------------------------
                                                         104,412         38,161

Mining interests, net (note 6)                           117,971        123,914
Deposits for reclamation costs (note 7)                    2,764          4,049
Future income taxes (note 12)                                 --          2,571
Other assets                                               1,258          1,127
--------------------------------------------------------------------------------
                                                       $ 226,405       $169,822
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable and accrued liabilities           $  12,747        $16,582
    Taxes payable                                          3,078          2,337
--------------------------------------------------------------------------------
                                                          15,825         18,919
--------------------------------------------------------------------------------
Provision for reclamation costs (note 7)                  18,270         14,727
--------------------------------------------------------------------------------
Future income taxes (note 12)                             34,758          9,628
--------------------------------------------------------------------------------
Shareholders' equity
    Capital stock (note 11)                              205,298        201,834
    Note receivable for capital stock (note 11 (c))       (2,413)        (2,413)
    Cumulative translation adjustment                    (15,010)        (6,014)
Deficit                                                  (30,323)       (66,859)
--------------------------------------------------------------------------------
                                                         157,552        126,548
--------------------------------------------------------------------------------
                                                       $ 226,405      $ 169,822
================================================================================


COMMITMENTS AND CONTINGENCIES (notes 7 and 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board,

Robert R. McEwen                    Brian W. Jones

Director                            Director

14 GOLDCORP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of United States dollars, except per share amounts)

Years ended December 31,                                           2001             2000              1999
-----------------------------------------------------------------------------------------------------------

Revenues
    Gold bullion                                               $157,310          $49,198           $29,770
    Industrial minerals                                           8,389           12,108            21,957
-----------------------------------------------------------------------------------------------------------
                                                                165,699           61,306            51,727
-----------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                    56,631           47,275            41,994
    Red Lake strike settlement (note 9)                              --            5,994                --
    Corporate administration                                      5,149            5,221             3,310
    Depreciation, depletion and reclamation                      20,552           7,635              3,452
    Exploration                                                   4,576            1,424               889
    Writedown of mining interests (note 6)                           --           20,711                --
-----------------------------------------------------------------------------------------------------------
                                                                 86,908           88,260            49,645
-----------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                                  78,791          (26,954)            2,082
-----------------------------------------------------------------------------------------------------------
Other income (expense)
    Interest and other income                                     2,831            2,273             1,727
    Gain (loss) on marketable securities                            392            1,293            (1,651)
    Decrease (increase) in provision for decline
       in value of marketable securities                         (1,037)          (1,942)              151
    Gain on sale of Havelock Lime (note 10)                          --               --            11,679
-----------------------------------------------------------------------------------------------------------
                                                                  2,186            1,624            11,906
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes                                     80,977          (25,330)           13,988
Income and mining taxes (recovery) (note 12)                     28,157           (6,004)            3,383
-----------------------------------------------------------------------------------------------------------
Earnings (loss) for the year                                    $52,820         $(19,326)          $10,605
Earnings (loss) per share (note 2 (a))
    Basic                                                         $0.64          $ (0.24)            $0.14
===========================================================================================================
    Diluted                                                       $0.63           $(0.24)            $0.14
===========================================================================================================
Weighted average number of shares
   outstanding (000's) (note 13)                                 82,148           79,079            75,409
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                                GOLDCORP INC. 15


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(in thousands of United States dollars)

Years ended December 31,                                     2001                2000             1999
------------------------------------------------------------------------------------------------------------

Retained earnings (deficit) at beginning of year         $(66,859)            $  8,593             $ (2,012)
Adjustment on amalgamation with
   CSA Management Inc. (note 8)                                --              (56,276)                  --
Dividends paid to common shareholders                     (16,444)                  --                   --
Interest on note receivable for
   capital stock (note 11 (c))                                160                  150                   --
Earnings (loss) for the year                               52,820              (19,326)              10,605
------------------------------------------------------------------------------------------------------------
Retained earnings (deficit) at end of year               $(30,323)            $(66,859)            $  8,593
============================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

16 GOLDCORP INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

Years ended December 31,                                           2001               2000              1999
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in)
Operating activities
     Earnings (loss) for the year                              $ 52,820           $(19,326)          $ 10,605
     Items not affecting cash
          Depreciation, depletion and reclamation                20,552              7,635              3,452
          Writedown of mining interests (note 6)                     --             20,711                 --
          Loss (gain) on marketable securities                     (392)            (1,293)             1,651
          Increase (decrease) in provision for decline
             in value of marketable securities                    1,037              1,942               (151)
          Gain on sale of Havelock Lime (note 10)                    --                 --            (11,679)
          Future income taxes                                    27,558             (6,435)             4,711
          Other                                                    (914)              (432)            (1,644)
          Change in non-cash operating working
             capital (note 15)                                   (5,018)             4,663             (5,084)

--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        95,643              7,465              1,861
--------------------------------------------------------------------------------------------------------------

Investing activities
      Mining interests                                          (19,059)           (39,489)           (30,297)
      Purchases of marketable securities
         and other assets                                        (2,382)            (2,715)            (2,334)
     Proceeds from sale of marketable securities                    690              2,478              1,746
     Proceeds on sale of Havelock Lime (note 10)                     --                 --             20,588
     Amalgamation with CSA
         Management Inc. (note 8)                                    --             (1,271)                --
    Decrease (increase) in reclamation deposits                      (8)             1,018             (2,337)
--------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (20,759)           (39,979)           (12,634)
--------------------------------------------------------------------------------------------------------------

Financing activities
    Issue of capital stock                                        4,745              3,922             47,768
    Dividends paid to common shareholders                       (16,444)                --                 --
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             (11,699)             3,922             47,768
--------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                          (2,256)            (1,080)               504
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
    short-term investments                                       60,929            (29,672)            37,499
Cash and short-term investments at beginning of year             17,175             46,847              9,348
--------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                 $ 78,104           $ 17,175           $ 46,847
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                                GOLDCORP INC. 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in thousands)

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the "Company" or "Goldcorp") have been prepared by management in accordance with accounting principles generally accepted in Canada, which vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and financial position as described in note 18.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments consist of liquid investments such as term deposits, money market instruments, and commercial paper.

INVENTORIES

Gold bullion inventory is valued at the lower of average cost or net realizable value.

Work-in-process inventory is valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Industrial minerals inventory is valued at the lower of average cost or net realizable value. These inventories include the cost of raw materials, direct labour and mine-site overhead expenses.

Supplies are valued at the lower of average cost or replacement cost.

MARKETABLE SECURITIES

Marketable securities are accounted for at the lower of cost or market value. The market value of the Company's portfolio of securities is determined based on the closing price reported on recognized securities exchanges and on over-the-counter markets. Investment transactions are accounted for on the trade date and realized gains and losses from such transactions are calculated on the average cost basis.

MINING INTERESTS

Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the estimated economic life of the mine to which they relate or on the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

Mining properties and deferred mining expenditures are recorded at cost and are depleted on the unit-of-production method over the estimated economic life of the mine to which they relate.

18 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and are depleted on the unit-of-production method. Mine development costs incurred to maintain current production are included in operating expenses.

Exploration costs incurred to the date of establishing that a property has reserves which have the potential of being economically recoverable are charged to earnings. Further costs are capitalized.

Upon sale or abandonment, the cost of the property and equipment and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

PROVISION FOR RECLAMATION COSTS

Reclamation costs are accrued on a unit-of-production method using estimates of the total costs for reclamation, net of related recoveries, of the mine sites.

REVENUE RECOGNITION

Revenues from the sale of bullion and industrial minerals are recognized when title passes to the purchaser.

FOREIGN CURRENCY TRANSLATION

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange differences arising on translation are deferred as a separate component of shareholders' equity.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants.

2. CHANGES IN ACCOUNTING POLICIES

(a)  EARNINGS (LOSS) PER SHARE

     Effective January 1, 2001, the Company changed its method of calculating earnings per share, on a retroactive basis, in accordance with Section 3500 of the CICA Handbook. Under the new recommendations, the treasury stock method is used to calculate diluted earnings per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period. This change has no impact on the reported earnings per share for prior years presented.

(b)  FUTURE INCOME TAXES

     The Canadian Institute of Chartered Accountants issued Handbook Section 3465, "Accounting for Income Taxes". The standard requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

                                                                GOLDCORP INC. 19

In 2000, the Company retroactively adopted the asset and liability method restating the prior years presented. The deficit as at January 1, 1999 has been increased by $215,000 as a result of this change. The following summarizes the impact of applying Section 3465 on net income for the restated prior period:

                                                                1999
--------------------------------------------------------------------------------
Net income (000's)
As previously reported                                      $  10,963
Effect of adoption of Section 3465                               (358)
--------------------------------------------------------------------------------
As restated                                                 $  10,605
--------------------------------------------------------------------------------
Per share amounts as previously reported                    $    0.15
Effect of Section 3465                                          (0.01)
--------------------------------------------------------------------------------
As restated                                                 $    0.14
--------------------------------------------------------------------------------

3. GOLD BULLION INVENTORY

Gold bullion inventory is valued at the lower of average cost or net realizable value. At December 31, 2001, the Company had 35,061 ounces of gold bullion inventory. Gold bullion is a highly liquid asset easily converted into cash on a worldwide market. Based on a gold price of $276.50 per ounce on December 28, 2001, the year's last trading day, the Company's gold bullion inventory had a market value of $9,694,000, which represents an unrealized, after tax gain of approximately $3,400,000. At December 31, 2000, the Company had 5,500 ounces of gold bullion inventory which, based on a gold price of $274.45, had a market value of $1,509,000, which represents an unrealized, after tax gain of approximately $200,000.

4. MARKETABLE SECURITIES

The Company's marketable securities are carried at their market value (being the lower of cost and market value) of $5,942,000 at December 31, 2001 (2000 - $3,879,000). The market value, determined on the basis of closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

5. INVENTORIES

                                                   2001              2000
--------------------------------------------------------------------------------
Work-in-process                                 $ 9,011            $7,707
Industrial minerals                                 296               230
Supplies                                          2,281             1,718
--------------------------------------------------------------------------------
                                                $11,588            $9,655
================================================================================

6. MINING INTERESTS

                                           2001                                      2000
-------------------------------------------------------------------------------------------------------------
                                         Accumulated                               Accumulated
                                        Depreciation                              Depreciation
                                Cost    and Depletion        Net        Cost      and Depletion          Net
-------------------------------------------------------------------------------------------------------------

Plant and equipment          $104,190       $ 90,201     $ 13,989    $104,056         $ 89,981      $ 14,075
Mining properties
     and deferred
     expenditures             175,459         71,477      103,982     168,799           58,960       109,839
-------------------------------------------------------------------------------------------------------------
                             $279,649       $161,678     $117,971    $272,855         $148,941      $123,914
=============================================================================================================

20 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

In 2000, the Company recorded a writedown of $20,711,000 related to its Wharf Mine and Saskatchewan Minerals operations. A writedown at the Wharf Mine of $14,315,000 was recorded, of which, $7,815,000 was a reduction in the carrying value of mining interests and $6,500,000 was recorded as an increase in the reclamation liability at the mine site. The writedown at Saskatchewan Minerals, totalling $6,396,000, includes closure costs of $2,400,000 at the Ingebrigt plant and the subsequent reduction in the net carrying value of the plant's assets.

A summary of the net book value of plant and equipment and mining properties and deferred expenditures by property is as follows:

                                                        Mining
                                                    Properties
                                 Plant and        and Deferred
                                 Equipment        Expenditures       Total 2001         Total 2000
---------------------------------------------------------------------------------------------------
Canada:
     Red Lake Mine               $ 10,665           $ 93,890           $104,555           $112,229
     Saskatchewan Minerals          1,841                457              2,298              2,630
     Other                          1,140              6,490              7,630              8,097
---------------------------------------------------------------------------------------------------
                                   13,646            100,837            114,483            122,956
---------------------------------------------------------------------------------------------------
United States:
     Wharf Mine                       343              2,187              2,530                 --
     Other                             --                958                958                958
---------------------------------------------------------------------------------------------------
                                      343              3,145              3,488                958
---------------------------------------------------------------------------------------------------
                                 $ 13,989           $103,982           $117,971           $123,914
===================================================================================================

During 1999 and until commencement of production on August 1, 2000, the Red Lake Mine was considered to be under development and not subject to amortization.

7. RECLAMATION COSTS

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Estimated reclamation costs, net of expected recoveries, are accrued on a unit-of-production basis using estimates of total reclamation costs. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations and as new information becomes available. As at December 31, 2001, $18,270,000 was accrued for reclamation and remediation costs, with $1,742,000 remaining to be accrued over the life of the mineral properties. Deposits of $2,764,000 have been posted with the State of South Dakota. Letters of credit and surety bonds in the amount of $13,650,000 have been provided by the Company for reclamation costs at December 31, 2001 in lieu of cash deposits.

8. AMALGAMATION WITH CSA MANAGEMENT INC.

On October 30, 2000, the shareholders of both CSA Management Inc. ("CSA") and the Company approved the statutory plan of arrangement for the amalgamation of CSA and Goldcorp (the "Reorganization"). CSA was a major shareholder of Goldcorp, with a 17% equity interest and a 44% voting interest. The amalgamated entity was continued under the name "Goldcorp Inc." and is referred to as "New Goldcorp" for purposes of describing the Reorganization. Effective November 1, 2000, after receiving court approval, shareholders of both CSA and Goldcorp received common shares of New Goldcorp. Goldcorp and CSA were amalgamated and all New Goldcorp shares held by CSA were cancelled.

                                                                GOLDCORP INC. 21

Upon completion of the Reorganization, there were 81,128,000 New Goldcorp common shares outstanding, determined as follows:

                                                            New           Shares     New Goldcorp
                       Total shares   Exchange          Goldcorp     cancelled on          shares
Share description       outstanding      ratio     shares issued     amalgamation     outstanding
-------------------------------------------------------------------------------------------------
                        (000's)                        (000's)            (000's)         (000's)
Goldcorp Class A         73,553           1.00          73,553            (8,935)         64,618
Goldcorp Class B          5,333           1.25           6,666            (5,792)            874
CSA Class A               6,039           2.10          12,682                --          12,682
CSA Class B                 492           6.00           2,954                --           2,954
-------------------------------------------------------------------------------------------------
                             --             --          95,855           (14,727)         81,128
=================================================================================================

Holders of Goldcorp stock options and warrants, and CSA stock options received identical New Goldcorp instruments converted on the same basis as the underlying shares.

The Reorganization was accounted for using the purchase method of accounting. The New Goldcorp common shares issued to acquire the common shares of CSA have been valued at $99,306,000, including transaction costs of $1,741,000. The assets and liabilities of CSA acquired at their fair value on November 1, 2000 are as follows:

Cash                                                                 $      470
Non-cash working capital                                                     44
Investment in and advances to Lexam Explorations Inc.                       394
Investment in New Goldcorp                                               98,398
--------------------------------------------------------------------------------
Fair value of New Goldcorp shares issued                             $   99,306
================================================================================

The New Goldcorp common shares held by CSA were cancelled on the amalgamation. For accounting purposes, the cancellation was treated as New Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital                                                        $   36,553
Contributed surplus                                                       5,569
Retained earnings                                                        56,276
--------------------------------------------------------------------------------
Total                                                                 $  98,398
================================================================================

9.   RED LAKE STRIKE SETTLEMENT

On April 21, 2000, an agreement was reached between the Company and the employees' union at the Red Lake Mine to end the 46-month long strike. The union agreed that it would no longer represent employees at the Company's operations in Red Lake in return for a severance package for the striking employees totalling $5,994,000 and job offers to a minimum of 45 former unionized employees when the mine reopens. Included in the severance package are a total of 219,000 stock options that were granted to the unionized employees. The stock options were issued in April 2000, after the strike settlement, with an exercise price equal to the market value of Goldcorp common shares at the date the options were issued and expire May 26, 2003, with 33 1/3% of the options vesting each year over the next three years. The Company has recorded the cost of the severance package as a charge to income.

10.  SALE OF HAVELOCK LIME

In December 1999, the Company sold its Havelock Lime industrial minerals operation. The operation was sold for net proceeds of $20,588,000, resulting in a pre-tax gain of $11,679,000. In 1999, Havelock Lime contributed $1,982,000 to the Company's operating profit and $2,540,000 to operating cash flow.

22 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

(a)  AUTHORIZED

     Subsequent to the amalgamation of Goldcorp and CSA on November 1, 2000 (see note 8), the authorized share capital of the Company consists of an unlimited number of common shares.

(b)  SHAREHOLDER RIGHTS PLAN

     The Company's shareholder rights plan (the "Plan") is intended to allow sufficient time for the Board of Directors to consider the terms of any takeover bid for the Company's common shares and, if appropriate, to pursue alternatives to maximize shareholder value.

     Under the Plan, one right is attached to each common share. The rights become separable from the common shares, and exercisable, only in specified circumstances. Subject to the provisions of the Plan, if any person or group acting in concert acquires 20% or more of the common shares other than pursuant to a "permitted bid", each right (other than those held by the acquiring person or group) may be exercised to acquire additional common shares from the Company at a price equal to 50% of the market price of the common shares at the relevant time.

     A permitted bid is a takeover bid made by way of a takeover bid circular to all holders of the Company's common shares and that is subject to the conditions stipulated in the Plan, including a condition that the bid remain open for acceptance for at least 45 days and a condition that the bid must be accepted by the holders of more than 50% of the common shares held by persons independent of the bidder.

     Other than as described above, the rights are not exercisable and cannot be transferred apart from the common shares. The holder of a right, as such, has no rights as a shareholder of the Company including, without limitation, the right to vote or receive dividends. Subject to the terms of the Plan, the Board of Directors may redeem all of the rights at a redemption price of $0.001 per right, subject to prior shareholder or rightholder approval. The Plan will expire at the close of business on the date of the Company's annual meeting of shareholders held in the year 2004, unless the Plan is reconfirmed by shareholders at that meeting or unless the Plan is terminated earlier in accordance with its terms.

(c)  NOTE RECEIVABLE

     On April 3, 2000, an officer of the Company exercised stock options for 700,000 common shares. The Company agreed to loan the officer the exercise price for the common shares, $2,413,000, which is evidenced by a promissory note secured by the common shares. The initial term of the promissory note was one-year with interest charged at a rate of prime plus one percent and the note has been extended for an additional year to April 2002.

(d)  ISSUE OF CLASS A SHARES

     In May 1999, the Company issued 6,000,000 Units at a price of C$10.00 per Unit, for proceeds of $41,099,000 less underwriters' fees and issue costs of $1,214,000. Each Unit consisted of one Class A subordinate voting share and one-half of one share purchase warrant. After the amalgamation, each whole share purchase warrant entitles the holder to acquire one common share, at any time on or before May 13, 2009, at a price of C$20.00 per share.

(e)  WARRANTS ON CLASS B SHARES

     As part of a reorganization in 1994, CSA was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds to the Company of $5,956,000.

(f)  FLOW-THROUGH SHARES

     In December 2000, the Company issued 400,000 flow-through shares for net proceeds of $2,948,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. These expenditures, made in 2001, result in temporary taxable differences created by the renunciation, with a corresponding reduction in share capital.

                                                                GOLDCORP INC. 23

(g)  CHANGES IN CAPITAL STOCK

                                                   2001                       2000                      1999
-------------------------------------------------------------------------------------------------------------------------
                                            Shares      Amount          Shares    Amount           Shares     Amount
-------------------------------------------------------------------------------------------------------------------------
                                            (000's)                    (000's)                   (000's)

Common Shares
Outstanding at beginning of year              81,589   $ 197,724           --      $    --

Issued on amalgamation
   with CSA (note 8)                              --          --       81,128      194,444
Issue of flow-through shares                      --          --          400        2,948
Renunciation of tax deductions
         on flow-through shares                   --      (1,281)          --           --
Exercise of stock options                        956       4,745           61          332
-------------------------------------------------------------------------------------------
Outstanding at end of year                    82,545   $ 201,188       81,589    $ 197,724
===========================================================================================

Warrants on Common Shares
Outstanding at beginning of year               3,000   $   4,110           --    $      --
Issued on amalgamation with CSA                   --          --        3,000        4,110
-------------------------------------------------------------------------------------------
Outstanding at end of year                     3,000   $   4,110        3,000    $   4,110
===========================================================================================



Class A Shares
Outstanding at beginning of year                                       72,703    $ 114,022        66,051     $  75,059
Issued pursuant to public offering, net                                    --           --         6,000        35,775
Exercise of stock options                                                 850        3,055           251           990
Exercise of Warrants                                                       --           --           386         2,178
Conversions to Class A shares from
    Class B shares                                                         --           --            15            20
Cancelled on amalgamation with CSA                                    (73,553)    (117,077)           --            --
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                 --     $     --        72,703    $  114,022
=========================================================================================================================
Class B Shares
Outstanding at beginning of year                                        5,333    $  15,777         3,108    $    7,810
Exercise of Warrants                                                       --           --         2,240         7,987
Conversions of Class B shares to
     Class A shares                                                        --           --           (15)          (20)
Cancelled on amalgamation with CSA                                     (5,333)     (15,777)           --            --
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                 --     $     --       $ 5,333    $   15,777
=========================================================================================================================

Warrants on Class A Shares
Outstanding at beginning of year                                        3,000     $  4,110           519    $      377
Issued pursuant to public offering, net                                    --           --         3,000         4,110
Exercise of Warrants                                                       --           --          (386)         (280)
Expiry of Warrants                                                         --           --          (133)          (97)
Cancelled on amalgamation with CSA                                     (3,000)      (4,110)           --            --
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                 --     $     --         3,000    $    4,110
=========================================================================================================================

Warrants on Class B Shares
Outstanding at beginning of year                                           --     $     --       $ 2,240    $    2,031
Exercise of Warrants                                                       --           --        (2,240)       (2,031)
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                 --     $     --            --    $       --
=========================================================================================================================
Total capital stock                                    $ 205,298                  $ 201,834                 $  133,909
=========================================================================================================================

24 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(h)  STOCK OPTION PLAN

     Under the Company's stock option plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which vest over three years and are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights may also be granted. All current options expire on or before December 11, 2011. The maximum number of shares that the Company is currently authorized to issue under the plan, subsequent to December 31, 2001, is 6,983,000 shares.

                                                         Options                                Average Exercise Price
------------------------------------------------------------------------------------------------------------------------------
                                                         (000's)                                    (C$ per share)
                                            2001           2000           1999              2001          2000          1999
------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year           5,075          3,581          4,603         $    7.97      $   8.48      $   8.46
Granted                                      275          1,649             85             13.15          7.07          7.31
Issued on amalgamation with CSA               --            824             --                --          4.80            --
Exercised                                   (956)          (911)          (251)            (7.68)        (5.48)        (5.91)
Cancelled/Expired                           (110)           (68)          (856)            (7.56)        (7.65)        (9.04)
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 4,284          5,075          3,581         $    8.38      $   7.97      $   8.48
==============================================================================================================================


                                                Options outstanding                        Options currently exercisable
------------------------------------------------------------------------------------------------------------------------
                                                                              Weighted
                                                       Weighted                average                          Weighted
                                      Number   average exercise              remaining         Number   average exercise
Range of exercise price(C$)      outstanding          price (C$)       term of options    exercisable         price (C$)
------------------------------------------------------------------------------------------------------------------------
                                      (000's)                                  (years)        (000's)

$4.00 to 6.99                          1,644          $  5.70                    7.76            812           $   4.92
$7.00 to 9.99                          1,733             8.16                    6.49          1,400               7.95
$10.00 to 12.99                           30            11.07                    8.95              4              10.52
$13.00 to 16.99                          877            13.71                    5.63            718              13.25
------------------------------------------------------------------------------------------------------------------------
$4.00 to 16.99                         4,284          $  8.38                    6.82          2,934           $   8.41
========================================================================================================================

(i)  CHANGES IN CONTRIBUTED SURPLUS

                                          2001              2000          1999
--------------------------------------------------------------------------------
Balance at beginning of year             $  --            $ 5,569       $ 5,472
Expiry of unexercised Class A Warrants      --                 --            97
Adjustment on amalgamation with CSA         --             (5,569)           --
--------------------------------------------------------------------------------
                                         $  --            $    --       $ 5,569
================================================================================

Effective December 31, 1997, pursuant to a directors' resolution, the accumulated retained earnings deficit of $70,573,000 was eliminated by an offsetting reduction in contributed surplus.

                                                                GOLDCORP INC. 25

12.  INCOME AND MINING TAXES

Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes (note 2(b)).

(a)  EARNINGS (LOSS) BEFORE TAXES

     Earnings (loss) before taxes by tax jurisdiction is comprised of the following:

                                2001              2000               1999
     ---------------------------------------------------------------------------
     Canada              $     78,345       $   (14,554)        $   7,915
     United States              2,632           (10,776)            6,073
     ---------------------------------------------------------------------------
     Total               $     80,977       $   (25,330)       $   13,988
     ===========================================================================

(b)  PROVISION FOR INCOME AND MINING TAXES

     The Company is subject to income and mining taxes in both Canada and the United States. In the years presented, there have not been any Canadian mining taxes payable. The provision for (recovery of) income taxes is as follows:

                                         2001            2000              1999
     ---------------------------------------------------------------------------
     Income taxes (recovery)
        Current
           Canada                    $    924       $     181       $    (2,382)
           United States                 (325)           250             1,054

        Future
           Canada                      27,558          (6,435)            4,711
           United States                   --              --                --
     ---------------------------------------------------------------------------
     Income and mining tax
        provision (recovery)         $ 28,157       $  (6,004)      $     3,383
     ===========================================================================
     Income and mining taxes paid    $    807       $   1,165       $       758
     ===========================================================================

     The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory tax rates of approximately 42% (2000 - 45%; 1999 - 46%) to earnings as described in the table below:

                                                           2001                2000                  1999
     ---------------------------------------------------------------------------------------------------------
     Income taxes
        Income tax provision (recovery)
             calculated using statutory tax rates          $ 34,010            $ (11,399)            $  6,434
        Non-taxable income                                     (181)                (579)              (3,402)
        Tax benefit of prior years' losses                       --                   --                  (45)
        Resource (allowance)/loss                            (9,172)                (861)               1,535
        Excess percentage depletion                            (550)                (387)              (1,278)
        Writedown of investments not tax benefitted             (86)                 861                   --
        Foreign earnings subject to different tax rates        (211)               1,194                 (592)
        Writedown of mining interests                            --                5,270                   --
        Provincial mining taxes                               9,641                   --                   --
        Settlement of prior years' taxes                     (2,139)                  --                   --
        Drawdown of alternative minimum tax
           carryforward not previously tax benefitted            --                 (500)                  --
        U.S. withholding taxes on dividends                      --                  150
        Reduction in valuation allowance                     (1,158)                  --                   --
        Reduction in corporate income tax rates              (2,648)                  71                   --
        Other                                                   651                  326                  581
     ---------------------------------------------------------------------------------------------------------
     Consolidated income and
        mining tax provision (recovery)                    $ 28,157            $  (6,004)            $  3,383
     =========================================================================================================

26 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(c)  FUTURE TAX BALANCES

     The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2001, 2000 and 1999 are as follows:

                                                                  2001                 2000                1999
     -----------------------------------------------------------------------------------------------------------
     United States:
       Future tax liability - current portion:
            Inventory                                         $     25             $    126             $     --
       Future tax liability - long term portion:
            Mining interests                                       222                   --                   --
     -----------------------------------------------------------------------------------------------------------
                                                                   247                  126                   --
       Future tax assets - current portion:
            Accounts payable and accrued liabilities               488                  442                   --
       Future tax assets - long term portion:
            Non capital loss and other carryforwards             1,613                   --                1,884
                Mining interests                                    --                  105                  851
                Alternative minimum tax credit
                     carryforwards                               6,322                5,586                6,041
     -----------------------------------------------------------------------------------------------------------
                                                                 8,423                6,133                8,776
       Valuation allowance                                      (8,176)              (6,007)              (8,776)
     -----------------------------------------------------------------------------------------------------------
                                                                   247                  126                   --
     -----------------------------------------------------------------------------------------------------------
     Total United States                                      $     --             $     --             $     --
     ===========================================================================================================


     Canada:
       Future tax liabilities - current portion:
            Cash and short-term investments                   $    136             $    677             $     --
       Future tax liabilities - long term portion:
            Mining interests                                    37,516               25,761               20,518
     -----------------------------------------------------------------------------------------------------------
                                                                37,652               26,438               20,518
       Future tax assets - current portion:
            Marketable securities                                  200                   --                  803
            Accounts payable and accrued liabilities               834                1,508                   --
       Future tax assets:
            Mining interests                                     4,604                6,675                3,269
            Net operating loss carryforwards                     1,470               14,358                7,629
            Investment tax credit carryforward                     336                  357                  371
            Cumulative eligible capital balance                  1,030                1,257                  900
            Other                                                  357                  608                1,172
     -----------------------------------------------------------------------------------------------------------
                                                                 8,831               24,763               14,144
       Valuation allowance                                      (5,039)              (4,551)              (7,300)
     -----------------------------------------------------------------------------------------------------------
                                                                 3,792               20,212                6,844
     -----------------------------------------------------------------------------------------------------------
     Total Canada                                             $ 33,860             $  6,226             $ 13,674
     ===========================================================================================================

                                                                GOLDCORP INC. 27

(d)  TAX LOSS CARRYFORWARDS

     The Company has nominal non capital loss carryforwards for Canadian federal income tax purposes and approximately $6,761,000 available for Canadian provincial income tax purposes to reduce taxable income, of which $1,992,000 expires in 2007 and $4,769,000 expires in 2006.

     Subsidiaries of the Company have non capital loss carryforwards of approximately $773,000 available for Canadian income tax purposes in certain circumstances to reduce taxable income. These losses expire from 2002 to 2008. The benefit of these tax loss carryforwards has not been recognized for accounting purposes.

     A subsidiary of the Company has net operating loss carryforwards of approximately $4,700,000 available for United States income tax purposes to reduce taxable income. These losses expire from 2021 to 2022. The benefit of these tax loss carryforwards has not been recognized for accounting purposes.


13. INCOME PER COMMON SHARE

The following table sets forth the computation of diluted earnings per share:

                                       2001              2000             1999
--------------------------------------------------------------------------------
Numerator:
  Earnings (loss) available to
    common shareholders                  $ 52,820     $ (19,326)     $   10,605
--------------------------------------------------------------------------------

Denominator (shares in thousands):
  Weighted average shares outstanding      82,148        79,079          75,409
    Effect of dilutive securities:
      Employee stock options                1,836            --             389
--------------------------------------------------------------------------------
Adjusted weighted average shares and
  assumed conversions                      83,984        79,079          75,798
--------------------------------------------------------------------------------

14.  SEGMENTED INFORMATION

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines include the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. The Havelock Lime operation, located in New Brunswick, which produced lime and limestone products primarily for the pulp and paper, mining and agricultural industries, was sold in 1999 (note 10). Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

28 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

                                                         2001                  2000                  1999
-----------------------------------------------------------------------------------------------------------
Gold
Revenues:
  Canada                                             $ 129,586             $  22,938             $      --
  United States                                         27,724                26,260                29,770
-----------------------------------------------------------------------------------------------------------
                                                       157,310                49,198                29,770

Depreciation, depletion and reclamation                 20,311                 7,083                 2,298
Writedown of mining interests                               --                14,315                    --
Operating income (loss) before taxes                    82,781               (15,935)                2,200
Total assets                                           150,231               145,194               119,613
Expenditures for mining interests                       18,991                38,084                29,450

Industrial Minerals
Revenues:
      Canada                                         $   4,681             $   5,278             $  12,312
      United States                                      3,708                 6,830                 9,645
-----------------------------------------------------------------------------------------------------------
                                                         8,389                12,108                21,957

Depreciation, depletion and reclamation                    241                   552                 1,154
Writedown of mining interest                                --                 6,396                    --
Gain on sale of Havelock Lime                               --                    --                11,679
Operating income (loss) before taxes                     1,954                (4,869)               16,031
Total assets                                             5,030                 6,013                12,837
Expenditures for mining interests                           68                   405                   847

Total
Revenues:
      Canada                                         $ 134,267             $  28,216             $  12,312
      United States                                     31,432                33,090                39,415
-----------------------------------------------------------------------------------------------------------
                                                       165,699                61,306                51,727

Depreciation, depletion and reclamation                 20,552                 7,635                 3,452
Writedown of mining interests                               --                20,711                    --
Gain on sale of Havelock Lime                               --                    --                11,679
Operating income (loss) before taxes                    84,735               (20,804)               18,231
Total assets                                           155,261               151,207               132,450
Expenditures for mining interests                       19,059                39,489                30,297
-----------------------------------------------------------------------------------------------------------

                                                                GOLDCORP. INC 29

RECONCILIATION OF REPORTABLE SEGMENT ITEMS
                                                          2001                  2000                  1999
-----------------------------------------------------------------------------------------------------------
Operating income (loss) from reportable
   segments before taxes                             $  84,735             $ (20,804)            $  18,231
Gain (loss) on marketable securities                       392                 1,293                (1,651)
Decrease (increase) in provision for decline
   in value of marketable securities                    (1,037)               (1,942)                  151
Interest and other income                                2,061                 1,392                   657
Corporate expenses and other                            (5,174)               (5,269)               (3,400)
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes                         $  80,977             $ (25,330)            $  13,988
===========================================================================================================

Total assets from reportable segments                $ 155,261             $ 151,207             $ 132,450
Marketable securities                                    5,942                 3,879                 4,696
Corporate and other                                     65,202                14,736                44,546
-----------------------------------------------------------------------------------------------------------
Total assets                                         $ 226,405             $ 169,822             $ 181,692
===========================================================================================================

15. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                                   2001               2000             1999
------------------------------------------------------------------------------------------------------------
Decrease (increase) in current assets:
      Gold bullion inventory                                   $ (2,878)          $   (452)        $   (184)
      Accounts receivable                                         1,361                916           (1,649)
      Income taxes receivable                                        --              1,079           (1,079)
      Inventories                                                (1,095)            (4,175)            (693)
      Prepaid expenses                                              (95)              (253)            (144)
Increase (decrease) in current liabilities:
         Accounts payable and accrued liabilities                (3,170)             5,211             (468)
      Taxes payable                                                 859              2,337             (867)
------------------------------------------------------------------------------------------------------------
                                                               $ (5,018)          $  4,663         $ (5,084)
============================================================================================================

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, the carrying amounts of cash and short-term investments, accounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short term nature. Goldcorp had no outstanding derivative financial instruments related to future gold production at December 31, 2001 and 2000.

17. COMMITMENTS

The Company is party to certain operating leases, the longest of which expires in 2005. Future minimum lease payments under these leases at December 31, 2001 are as follows:

2002                                                             $2,163
2003                                                                589
2004                                                                412
2005                                                                353
------------------------------------------------------------------------
                                                                 $3,517
========================================================================

30 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

18. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Reconciliation of earnings (loss) determined in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") to earnings (loss) determined under accounting principles which are generally accepted in the United States ("United States GAAP") is as follows:

                                                                   2001             2000              1999
-----------------------------------------------------------------------------------------------------------
Earnings (loss) for the year, as reported                       $52,820        $(19,326)           $10,605
Realization of cumulative
   translation adjustment (a)                                     (531)              --              (335)
Renunciation of tax deductions
   on flow-through shares (c)                                   (1,281)              --                --
-----------------------------------------------------------------------------------------------------------
Earnings (loss) for the year in accordance
   with United States accounting principles                      51,008         (19,326)            10,270
-----------------------------------------------------------------------------------------------------------
Cumulative translation adjustment                               (8,465)          (4,839)             4,981
-----------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the year in
   accordance with United States accounting
      principles                                                $42,543        $(24,165)           $15,251
===========================================================================================================
Earnings (loss) per share in accordance
   with United States accounting principles
     Basic                                                        $0.62          $(0.24)             $0.14
===========================================================================================================
     Diluted                                                      $0.60          $(0.24)             $0.13
===========================================================================================================

Differences between Canadian and United States accounting principles, as they affect the Company's financial statements, are as follows:

(a) Under United States accounting principles a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company's net investment in a subsidiary as a result of dividend distributions.

(b) Under United States accounting principles (FAS 115), certain of the Company's investments would be classified as available-for-sale securities and carried at fair value. Under United States accounting principles, unrealized gains and losses on available-for-sale securities are included as a separate component of shareholders' equity. Changes in the separate component of shareholders' equity are included in calculating comprehensive income. For the years presented there is no impact on shareholders' equity or comprehensive income.

(c) Under United Sates accounting principles, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(d) United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

                                                                GOLDCORP INC. 31

(e) Shareholders' equity determined in accordance with Canadian GAAP is reconciled to shareholders' equity in accordance with United States GAAP as follows:

As at December 31,                                                 2001             2000              1999
----------------------------------------------------------------------------------------------------------
Capital stock
    In accordance with Canadian GAAP                           $205,298         $201,834          $133,909
    Renunciation of tax deductions
        on flow-through shares (c)                                1,281               -                 -
----------------------------------------------------------------------------------------------------------
    In accordance with United States GAAP                       206,579          201,834           133,909
----------------------------------------------------------------------------------------------------------

Note receivable for capital stock,
    Canadian and United States GAAP                             (2,413)          (2,413)                -
----------------------------------------------------------------------------------------------------------

Cumulative translation adjustment
    In accordance with Canadian GAAP                           (15,010)          (6,014)           (1,175)
    Realization of cumulative translation
        adjustment (a)                                            3,371            2,840             2,840
----------------------------------------------------------------------------------------------------------
    In accordance with United States GAAP                      (11,639)          (3,174)             1,665
----------------------------------------------------------------------------------------------------------

Contributed surplus
    In accordance with Canadian GAAP                                 -                -              5,569
    Elimination of deficit with offsetting
        reduction to contributed surplus (d)                     70,573           70,573            70,573
    Adjusted reduction to contributed surplus
        resulting from the amalgamation with CSA               (56,276)         (56,276)                -
----------------------------------------------------------------------------------------------------------
    In accordance with United States GAAP                        14,297           14,297            76,142
----------------------------------------------------------------------------------------------------------

Retained earnings (deficit)
    In accordance with Canadian GAAP                           (30,323)         (66,859)             8,593
    Realization of cumulative translation
        adjustment (a)                                          (3,371)          (2,840)           (2,840)
    Elimination of deficit with offsetting
        reduction to contributed surplus (d)                   (70,573)         (70,573)          (70,573)
    Adjusted reduction to contributed surplus
        resulting from the amalgamation with CSA                 56,276           56,276                -
    Renunciation of tax deductions
        on flow-through shares (c)                              (1,281)               -                 -
----------------------------------------------------------------------------------------------------------
    In accordance with United States GAAP                      (49,272)         (83,996)          (64,820)
----------------------------------------------------------------------------------------------------------



Shareholders' equity
    In accordance with Canadian GAAP                           $157,552         $126,548          $146,896
===========================================================================================================
    In accordance with United States GAAP                      $157,552         $126,548          $146,896
===========================================================================================================

32 GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(f) Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. The United States accounting pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5%, 6% and 6%; dividend yields of 1%, 0% and 0%; volatility factors of the expected market price of the Company's common stock of 48%, 47% and 43%; and a weighted average expected life of the options of 3 years, 2 years and 3 years.

     The weighted average grant date fair values of options issued in 2001, 2000 and 1999 were C$5.11, C$2.29 and C$2.93, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting period, which is 3 years. The following are the Company's pro forma earnings (loss) in accordance with United States accounting principles:

                                              2001             2000        1999
-------------------------------------------------------------------------------
Earnings (loss) for the year               $49,146        $(21,457)      $7,818
===============================================================================
Earnings (loss) per share
    Basic                                    $0.60          $(0.27)       $0.10
===============================================================================
    Diluted                                  $0.59          $(0.27)       $0.10
===============================================================================

(g)  IMPACT OF RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

     In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.

DIRECTORS

(2)(3)

o    Resident of Toronto, Ontario

o Chair and Chief Executive Officer of Beatinvest Limited, an investment company. He is currently Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on a number of Boards

o    Director of Goldcorp and its predecessor companies since 1994.

(1)

o    Resident of Caledon, Ontario

o    He is currently the President of Tombill Mines Ltd.

o    Director of Goldcorp and its predecessor companies since 1985.

(3)

o    Resident of Saskatoon, Saskatchewan

o Engineer. President of Hutchtech Inc., an engineering consulting firm. He is past President and Chief Executive Officer, and past Chair of the Saskatchewan Research Council. He chairs and is a Director of a number of Boards for advanced technology companies.

o    Director of Goldcorp and its predecessor companies since 1998.

(1)

o    Resident of St. Louis, Missouri, USA

o President and Chief Executive Officer of New Heights International Inc., an investment company. Prior to 1999, Chief Executive Officer of CJ Holdings Inc. He is a director of several corporations.

o    Director of Goldcorp and its predecessor companies since 1990.


o    Resident of Toronto, Ontario

o Chairman and Chief Executive Officer of the Corporation. Also, Chairman, Chief Executive Officer and a Director of Lexam Explorations Inc.

o He has been a Director of Goldcorp Inc. and its predecessor companies since 1986.

(2) (3)

o    Resident of Burlington, Ontario

o He is a Doctor of Chiropractic and owned and operated the East Hamilton Chiropractic Clinic from 1977 - 2002.

o    Director of Goldcorp Inc. and its predecessor companies since
     1996.

(2)

o    Resident of Toronto, Ontario

o He is currently the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT.

o    Director of Goldcorp and its predecessor companies since 1994.

(1)  Member of the Audit Committee.

(2)  Member of the Compensation/Corporate Governance Committee.

(3)  Member of the Health, Safety and Environment Committee.


OFFICERS


Chairman and Chief Executive Officer


Vice President, Finance and Chief Financial Officer


Vice President, Corporate Development


Vice President, Operations


Vice President, Exploration


Vice President, Legal Services


Vice President, Western Operations


Corporate Controller


MINE MANAGERS


Vice President, Western Operations - Wharf Mine


General Manager - Red Lake Mine


General Manager - Saskatchewan Minerals


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